

November 27, 2012

Via E-mail
Thomas Etergino
Chief Financial Officer
TheStreet, Inc.
14 Wall Street
New York, New York 10005

> **Re: TheStreet, Inc.**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2012**
> **Filed on November 9, 2012**
> **File No. 000-25779**

Dear Mr. Etergino:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Item1. Interim Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheet, page 1

1.   We note the following from your Form 10-Q for fiscal quarter ended September 30, 2012 and your Form 10-K for fiscal year ended December 31, 2011:

- You incurred operating losses in each of the last four fiscal years and for the nine months ended September 30, 2012;
- You incurred net losses in each of the last three fiscal years and for the nine months ended September 30, 2012;
- You incurred negative operating cash flows during the nine months ended September 30, 2012;
- Revenues decreased for the nine months ended September 30, 2012 compared to the same interim period in 2011;
- Although total cost of services expense decreased for the nine months ended

September 30, 2012 compared to same interim period in 2011, cost of services expense as a percentage of revenue increased to 49 percent from 44 percent during these periods because cost cutting initiatives did not fully offset the decline in revenue;

- As of September 30, 2012, you have a full valuation allowance recorded against $141 million of federal and state net operating loss carry-forwards because you concluded that it was more likely than not that the company would not realize the benefit of its deferred tax assets by generating sufficient taxable income in future years; and

- You have an accumulated deficit of $181.6 million as of September 30, 2012.

Based on these factors, it appears that your long-lived assets (excluding goodwill and indefinite-lived intangibles) should have been tested for recoverability as of September 30, 2012 pursuant to ASC 360-10-35-21. Please provide us with a copy of such tests, including support for all material assumptions.

2.   We note from your disclosure in critical accounting estimates in MD&A that you performed your annual impairment tests of goodwill and other intangible assets as of September 30, 2012 and that no impairment "was indicated" as the company's fair value exceeded its book value by 13 percent. We also note that you estimated the fair value of your goodwill using a market approach, based upon actual prices of your common stock and the estimated fair value of your preferred shares. Please clarify for us whether the testing you performed for goodwill as of September 30, 2012 was limited to step 1 as described in ASC 350-20-35-4 to 8. Please provide us with a copy of such tests, including support for all material assumptions. Please also tell us whether any other approaches were considered or used in determining fair value for purposes of this test, such as discounted cash flows. If other approaches were not considered or used, please explain why, given your declining revenues, continued operating losses, and recent negative operating cash flows.

Note 11. Restructuring and Other Charges, page 15

3.   We note that you committed to terminate use of certain vendor services and assets reflecting previously capitalized costs. Please clarify this disclosure for us.

Management's Discussion and Analysis
Results of Operations
Revenue, page 18

4.   You state that the decrease in the weighted-average number of subscriptions is primarily the result of reduced acquisitions of new subscribers to your products. Please clarify this disclosure for us.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Aamira Chaudhry at (202) 551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief